EXHIBT 21

SUBSIDIARIES

1.	Innocom Technology Holdings Limited

2.	Chinarise Capital (International) Ltd.

3.	Sky Talent Development Limited

4.	Innocom Mobile Technology Limited

5.	Pender Holdings Limited

6.	Favor Will International Limited